                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  SAKS, INC.
                                  ----------
                               (Name of Issuer)


                    Common Stock, Par Value $0.10 Per Share
                    ---------------------------------------
                        (Title of Class of Securities)


                                  00079377W1
                                (CUSIP Number)

                              September 16, 1998
                              ------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[x]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                               Page 1 of 8 Pages
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CUSIP No.  00079377W1     13G        Page  2 of  8  Pages
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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      INVESTCORP S.A.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

   NOT APPLICABLE                                             (a)     [_]

                                                              (b)     [_]

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

   LUXEMBOURG

                    5  SOLE VOTING POWER        0
 NUMBER OF

 SHARES
                    6  SHARED VOTING POWER       7,931,079 - SEE ITEM 4(c)(ii)
 BENEFICIALLY

 OWNED BY
                    7  SOLE DISPOSITIVE POWER    0
 EACH

 REPORTING
                    8 SHARED DISPOSITIVE POWER 7,931,079 - SEE ITEM 4(c)(iv) PERSON

    WITH
    ----

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,931,079

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    NOT APPLICABLE

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    5.6%

12  TYPE OF REPORTING PERSON*

    CO
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CUSIP No.  00079377W1   13G           Page  3 of  8  Pages
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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   SIPCO LIMITED

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

   NOT APPLICABLE                                           (a) [_]

                                                            (b) [_]

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

   CAYMAN ISLANDS

                       5 SOLE VOTING POWER         0
 NUMBER OF

 SHARES
                       6 SHARED VOTING POWER       7,919,599 - SEE ITEM 4(c)(ii)
 BENEFICIALLY

 OWNED BY
                       7 SOLE DISPOSITIVE POWER    0
 EACH

 REPORTING
                       8 SHARED DISPOSITIVE POWER 7,919,599 - SEE ITEM 4(c)(iv) PERSON

    WITH
    ----

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   7,919,599

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

   NOT APPLICABLE

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   5.6%

12 TYPE OF REPORTING PERSON*

   CO

CUSIP No.  00079377W1     13G           Page  4  of  8  Pages
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The information contained herein is filed with respect to the Common Stock, par value $0.01 per share (the "Common Stock"), of Saks, Inc.("Saks") by Investcorp S.A. ("Investcorp") and SIPCO Limited ("SIPCO").

Item 1  (a)  NAME OF ISSUER:

             Saks, Inc.

        (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             750 Lakeshore Parkway
             Birmingham, AL  35211

Item 2  (a)  NAME OF PERSON FILING:

             (i) Investcorp S.A.

             (ii) SIPCO Limited

             (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICES:

             (i)  Investcorp SA

             37 rue Notre-Dame Luxembourg

             (ii) SIPCO Limited

             P.O. Box 1111 West Wind Building George Town, Grand Cayman Cayman Islands, British West Indies

             (c)  CITIZENSHIP:

             See Cover Page Item 4.

             (d)  TITLE OF CLASS OF SECURITIES:

             Common Stock, par value $0.10 per share.

             (e)  CUSIP NUMBER:   00079377W1
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CUSIP No. 00079377W1            13G            Page  5  of   8  Pages
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Item 3. IF THIS STATEMENT IS FILED PURSUANT TO (S)(S) 240.13D-1(D) OR 240.13D-
        2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

        (a)   [    ] Broker or dealer registered under section 15 of the Act (15
                     U.S.C. 78o).

        (b)   [    ] Bank is defined in section 3(a)(6) of the Act (15 U.S.C.
                     78c).

        (c)   [    ] Insurance company is defined in section 3(a)(19) of the Act
                     (15 U.S.C. 78c).

        (d)   [    ] Investment company registered under section 8 of the
                     Investment Company Act of 1940 (15 U.S.C. 80a-8).

        (e)   [    ] An investment adviser in accordance with (S) 240.13d-
                     1(b)(1)(ii)(E);

        (f)   [    ] An employee benefit plan or endowment fund in accordance with (S) 240.13d-1(b)(1)(ii)(F);

        (g)   [    ] A parent holding company or control person in accordance with  (S) 240.13d-1(b)(1)(ii)(G);

        (h)   [    ] A savings association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i)   [    ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

        (j)   [    ] Group, in accordance with (S) 240.13d-1(b)(1)(ii)(J).

        Not Applicable

Item 4.  OWNERSHIP

       (a)    AMOUNT BENEFICIALLY OWNED:

        (i) See Cover Page Item 9. Investcorp does not directly own any shares of the Common Stock. As of September 16, 1998, beneficial ownership includes 4,406,737 shares owned by two indirect wholly-owned subsidiaries of Investcorp. The remaining 3,524,341 shares shown as beneficially owned by Investcorp include the shares owned by various Cayman Islands corporations. Investcorp may be deemed to share beneficial ownership of the shares of the Common Stock held by such entities because such entities or their shareholders or principals have entered into revocable management services or similar agreements with an affiliate of Investcorp pursuant to which each such entity or person has granted such affiliate the authority to direct the voting and disposition of the Common Stock owned by such entity for so long as such agreement is in effect.

        (ii) SIPCO does not directly own any shares of the Common Stock. The shares listed as beneficially owned by SIPCO consist of the shares Investcorp is deemed to beneficially own. SIPCO may be deemed to control Investcorp through its ownership of a majority of the stock of a company which indirectly owns a majority of Investcorp's outstanding stock.

        (b)    PERCENT OF CLASS:

        (i) See Cover Page Item 11. The shares of the Common Stock reported in paragraph (a) of this Item 4 as to which Investcorp may be deemed to share beneficial ownership constitute 5.6% of the shares of the Common Stock, based on a total of 141,736,000 shares estimated by the Company to be outstanding as of September 16, 1998, the date of consummation of the merger of Saks Holding, Inc. and Proffitt's, Inc.

        (ii) The shares of the Common Stock reported in paragraph (a) of this
        Item 4 as to which SIPCO may be deemed to share beneficial ownership constitute 5.6% of the shares of the Common Stock, based on a total of 141,736,000 shares estimated by the Company to be outstanding as of September 16, 1998, the date of consummation of the merger of Saks Holding, Inc. and Proffitt's, Inc.

       (c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
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CUSIP No.  00079377W1        13G       Page  6 of  8  Pages
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       (i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

       See Cover Page Item 5.

       (ii)   SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

       (i) See Cover Page Item 6. Investcorp shares the voting power over 4,406,737 shares of the Common Stock held by two indirect wholly-owned subsidiaries of Investcorp. In addition, Investcorp shares the power to direct the voting of an additional 3,524,341 shares of the Common Stock owned by various Cayman Islands corporations, because such entities or their shareholders or principals have entered into revocable management services or similar agreements with an affiliate of Investcorp pursuant to which each such entity or person has granted such affiliate the authority to direct the voting and disposition of the Common Stock owned by such entity for so long as such agreement is in effect.

       (ii) SIPCO does not directly own any Common Stock. The shares listed as beneficially owned by SIPCO consist of the shares Investcorp is deemed to beneficially own. SIPCO may be deemed to control Investcorp through its ownership of a majority of the stock of a company which indirectly owns a majority of Investcorp's outstanding stock.

       (iii)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

       See Cover Page Item 7.

       (iv)   SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

       (i) See Cover Page Item 8. Investcorp shares the power to direct the disposition of 4,406,737 shares of the Common Stock held by two indirect wholly-owned subsidiaries of Investcorp. In addition, Investcorp shares the power to direct the disposition of an additional 3,524,341 shares of the Common Stock owned by various Cayman Islands corporations, because such entities or their shareholders or principals have entered into revocable management services or similar agreements with an affiliate of Investcorp pursuant to which each such entity has granted such affiliate the authority to direct the voting and disposition of the Common Stock owned by such entity for so long as such agreement is in effect.
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CUSIP No. 00079377W1         13G       Page  7 of  8  Pages
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       (ii) SIPCO does not directly own any shares of the Common Stock.  The shares listed as beneficially owned by SIPCO consist of the shares Investcorp is deemed to beneficially own. SIPCO may be deemed to control Investcorp through its ownership of a majority of the stock of a company which indirectly owns a majority of Investcorp's outstanding stock.

Item 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                Inapplicable.

Item 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                As indicated in Item 4, Investcorp's indirect wholly owned subsidiaries hold 4,406,737 shares of the Common Stock. SIPCO may be deemed to share beneficial ownership of the shares beneficially owned by Investcorp. The beneficial owners of the entity with which Investcorp has entered into revocable management services or other similar agreements have the right to receive the net proceeds from the sale of those shares of the Common Stock, but to the knowledge of Investcorp no such individual's interest relates to more than five percent of the Common Stock.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

        Inapplicable.

Item 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

        Inapplicable.

Item 9. NOTICE OF DISSOLUTION OF GROUP:

        Inapplicable.

Item 10. CERTIFICATION AND SIGNATURE:
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CUSIP No.   00079377W1       13G      Page  8 of  8  Pages
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       After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

INVESTCORP S.A.

BY:  /S/ GARY S. LONG
---------------------------------------  SEPTEMBER 28, 1998
      NAME: GARY S. LONG
      ----- ------------


                        TITLE: AUTHORIZED REPRESENTATIVE
                        --------------------------------
SIPCO LIMITED

BY:  /S/ GARY S. LONG
---------------------------------------  SEPTEMBER 28, 1998

      NAME: GARY S. LONG
      ----- ------------


                        TITLE: AUTHORIZED REPRESENTATIVE
                        --------------------------------